Filed Pursuant to Rule 424(b)(3) Registration No. 333-115353

The Beacon Financial Futures Fund, L.P.

Supplement to the Prospectus Dated May 1, 2006

Monthly Report through September 30, 2006

Beacon Management Corporation • 116 Village Blvd, Suite 210 • Princeton, New Jersey 08540

Phone: 609.514.1801 • Fax: 609.514.1806

The Beacon Financial Futures Fund, L.P.

Unaudited Statement for Period from 4/1/2006 to 9/30/2006

Statement of Income (Loss) for the Partnership

Trading Income (Loss)
Realized Gain/Loss (gain/loss on closed positions)	$3,248.13
Unrealized Gain/Loss (change in value of open positions)	(22,601.88)
Brokerage Commissions	(1,233.00)

Total Trading Income	(20,586.75)

Fees and Expenses
Fixed Asset Fee	(30,495.23)
Administrative and Operating Expenses[1]	(48,706.00)
Change in Accrued Performance Fee	0.00

Total Fees and Expenses	(79,201.23)
Interest Income	21,983.87

Net (Loss) for the Period	($77,804.11)

Statement of Changes in Net Asset Value (NAV)

Beginning of Period Net Asset Value	$1,004,509.75
Subscriptions	100,000.00
Redemptions	(112,155.71)
Net Income (Loss)	(77,804.11)

End of Period Net Asset Value	$914,549.93

Ending Unit Asset Value	$907.34
Rate of Return	-7.70%

[1]	Reflects a $20,693 expense reimbursement from the General Partner.

To the best of my knowledge and belief, the information above is accurate and complete.

/s/ Mark S. Stratton
President, Beacon Management
General Partner of The Beacon Financial Futures Fund, L.P.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The Partnership posted a loss of $77,804 net of $20,693 in accounting expense reimbursements from the General Partner for the six month period from April through September of 2006. During this period, the Partnership incurred trading losses of $20,587. A substantial portion of the operating losses, $48,706, were attributable to fixed operating and offering expenses. Due to the current asset base of the Partnership, these expenses have had a substantial impact on the Partnership’s rate of return for the period.

An increase in the Partnership’s assets would reduce the impact of these fixed expenses. For example, $48,000 in expenses would yield losses in excess of trading income, fees and interest of:

•	4.80% with at an asset base of $1 million

•	0.96% with at an asset base of $5 million

•	0.48% with at an asset base of $10 million

The Partnership posted a loss for April. The currency sector posted a loss led by the Japanese Yen. The Japanese Yen reversed a trend toward a lower price relative to the U.S. dollar. During the last 16 months, from January 2005, the Japanese Yen has weakened relative to the U.S. dollar by nearly 18%. During April, the trend reversed with this Japanese currency appreciating by nearly 5% from the early April low price. The other major foreign currencies, the British Pound, Australian Dollar, Canadian Dollar, Swiss Franc, and Euro Currency, increased relative to the U.S. dollar. The interest rate sector posted a gain for the month again led by the Eurodollar market, as the trend toward higher short-term U.S. interest rates continued. This price movement reflected the expectation that the Federal Reserve will continue to raise short-term interest rates during the months ahead. The remaining interest rate contracts also generated positive results with the 30-Year Treasury Bond and 10-Year and 5-Year Treasury Notes generating gains reflecting higher long-term interest rates.

The Partnership posted a gain for May. The currency sector posted a gain led by the British Pound. The British Pound continued a trend toward a higher value relative to the U.S. dollar during May. A recent British Pound low relative to the U.S. dollar was established in January 2006. During the last five months, the U.S. dollar has declined by nearly 8% relative to this United Kingdom currency with the largest part of this move during May. Of the other major foreign currencies, the Canadian Dollar, Swiss Franc, and Euro Currency, increased relative to the U.S. dollar while the Japanese Yen and Australian Dollar were basically unchanged. The interest rate sector posted a gain for the month again led by the Eurodollar market, as the trend toward higher short-term U.S. interest rates continued. This price movement reflected the expectation that the Federal Reserve will continue to raise short-term interest rates during the months ahead. The remaining interest rate contracts also generated positive results with the 30-Year Treasury Bond and 10-Year and 5-Year Treasury Notes generating gains reflecting a steeper Treasury yield curve and higher long-term interest rates.

The Partnership posted a loss for June. The currency sector posted a loss led by the British Pound. The British Pound reversed a trend toward a higher value relative to the U.S. dollar during June. A recent British Pound high relative to the U.S. dollar was established in early May 2006 after a multi-month increase. During June, the U.S. dollar appreciated by nearly 4% relative to this United Kingdom currency reversing one half of the previous months’ gain. The other major foreign currencies, the Canadian Dollar, Swiss Franc, Japanese Yen, Australian Dollar and Euro Currency, also all decreased in value relative to the U.S. dollar. The interest rate sector posted a gain for the month again led by the Eurodollar market, as the trend toward higher short-term U.S. interest rates continued. This price movement reflected the expectation that the Federal Reserve will continue to raise short-term interest rates during the months ahead. Of the remaining interest rate contracts, the 5-Year Treasury Note generated positive results and the 30-Year Treasury Bond and 10-Year Treasury Note generated small losses reflecting mixed signals towards a further steepening of the Treasury yield curve and higher long-term interest rates.

PAST RESULTS ARE NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS – continued

The Partnership posted a loss for July. The currency sector posted a loss led by the Japanese Yen. During the first few trading days of July, the Japanese Yen reversed a trend that began mid-May toward a lower value relative to the U.S. dollar. After trading higher, the Japanese Yen reversed direction and traded lower relative the U.S. Dollar. Finally, at the end of the month, the Japanese Yen again traded higher, ending the month nearly unchanged. Of the other major foreign currencies, the Swiss Franc and Euro Currency exhibited similar volatile trade. The British Pound and Australian Dollar increased in value relative to the U.S. dollar and the Canadian Dollar decreased in value. The interest rate sector posted a loss for the month led by the 5-Year Treasury Note. After trending toward higher interest rates, lower prices since January, the trend reversed during July. The expectation is that the Federal Reserve will pause in increasing short-term rates and that inflation will remain at a moderate level. The remaining interest rate contracts, the Eurodollar future, the 30-Year Treasury Bond, and 10-Year Treasury Note, all contributed to the loss as they traded toward lower interest rates, higher prices shifting the yield curve to slightly lower overall interest rate level.

The Partnership posted a gain for August. The currency sector posted a gain led by the Japanese Yen. The Japanese Yen continued a trend that began mid-May toward a lower value relative to the U.S. Dollar. After trading higher in July, the Japanese Yen reversed direction and traded lower relative the U.S. Dollar. Of the other major foreign currencies, the Canadian Dollar increased in value relative to the U.S. Dollar. The Swiss Franc, Euro Currency, British Pound, and Australian Dollar traded in a narrow range and ended the month unchanged relative to U.S. Dollar. The interest rate sector posted a gain for the month led by the 30-Year Treasury Bond which continued a trend toward lower interest rates, higher prices that began late June. Of the remaining interest rate contracts, the 5-Year Treasury Note and 10-Year Treasury Note, contributed to the gain as they traded toward lower interest rates, higher prices, while the Eurodollar contributed a loss as the yield curve shifted to a slightly lower overall interest rate level.

The Partnership posted a loss for September. The currency sector posted a loss led by the British Pound. During September, the British Pound reversed a trend that began in January toward a higher value relative to the U.S. Dollar. After reaching a contract high in early August, the British Pound reversed direction and traded lower relative the U.S. Dollar. Of the other major foreign currencies, the Japanese Yen and Australian Dollar decreased in value relative to the U.S. Dollar. The Swiss Franc, Euro Currency, and Canadian Dollar traded in a narrow range and ended the month slightly lower relative to U.S. Dollar. The interest rate sector posted a gain for the month led by the 30-Year Treasury Bond. The 30-Year Treasury Bond continued a trend toward lower interest rates, higher prices that began late June. Of the remaining interest rate contracts, the Eurodollar, 5-Year Treasury Note, and 10-Year Treasury Note all contributed to the gain as they traded toward lower interest rates, higher prices. This movement reflects a general flattening of the yield curve and a shift to a slightly lower overall interest rate level.

PAST RESULTS ARE NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Performance of The Beacon Financial Futures Fund, L.P.

	2006	2005
January	-1.88%	n/a
February	-0.29%	n/a
March	1.17%	n/a
April	-3.22%	n/a
May	1.50%	-0.22%
June	-2.52%	-1.55%
July	-2.87%	-0.12%
August	0.75%	-1.43%
September	-1.48%	1.09%
October		1.20%
November		2.34%
December		-1.91%
Year	-8.62%	-0.68%

PAST RESULTS ARE NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.